SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009 and schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

Date: June 29, 2010	/s/ Julian Herencia
Julian Herencia
General Manager

/s/ Nilka Rivera
Nilka Rivera
Controller

/s/ Mildred Sein Hernandez
Mildred Sein Hernandez
Human Resources Manager

MICROSOFT OPERATIONS PUERTO RICO, LLC

1165(e) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND

2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009,

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MICROSOFT OPERATIONS PUERTO RICO, llc 1165(e) SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009	4–9

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	10

Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2009	11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT:

Consent of Deloitte & Touche LLP	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Microsoft Operations Puerto Rico, LLC

1165(e) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets (held at end of year) as of December 31, 2009, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Juan, Puerto Rico

June 29, 2010

Stamp No.

affixed to original.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
INVESTMENTS — At fair value	$4,114,244	$3,101,231

CONTRIBUTIONS RECEIVABLE:
Participants	9,531	—
Employer	4,281	—

Total contributions receivable	13,812	—

INTEREST AND OTHER RECEIVABLES	908	1,128

NET ASSETS AVAILABLE FOR BENEFITS	$4,128,964	$3,102,359

See notes to financial statements.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Contributions:
Participants contributions	$351,318
Employer contributions	166,079
Rollovers contributions	23,924
Other contributions	4,442

Total contributions	545,763

Net investment income:
Interest and dividends	43,285
Net appreciation in fair value of investments	682,001

Total net investment income	725,286

Total additions	1,271,049
DEDUCTIONS — Benefits paid to participants	(244,444)

INCREASE IN NET ASSETS	1,026,605
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,102,359

End of year	$4,128,964

See notes to financial statements.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN

The following brief description of the Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Operations Puerto Rico, LLC (the “Sponsor”). The Plan was established effective January 1, 1991. An employee may become a participant in the Plan after completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s trustee is Banco Popular de Puerto Rico — Trust Division.

Contributions — Each year, participants may contribute up to 10% of their pre-tax compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by local law. The Plan Sponsor contributes 50% of the first 6% of the base compensation that a participant contributes to the Plan.

Participant’s Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Plan Sponsor’s matching contributions and, (b) Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on the participant’s account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds as well as Microsoft Corporation common stock as investment options for participants.

Vesting — Contributions become vested as follows:

•	Participant Contributions — Participant’s contributions and accumulated earnings vest immediately.

•	Sponsor Matching Contribution — Participants become 100% vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsor.

Payment of Benefits — Upon termination of service due to death, disability or retirement, a participant or its beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, pursuant to the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Microsoft Corporation’s common stock is valued at the closing price reported on the NASDAQ Exchange on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan Sponsor as provided in the Plan document.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants withdrawing from the Plan, but have not yet been paid amounted to approximately $38,000 at December 31, 2009. There were none at December 31, 2008.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (IRC) limits. There were no such payables as of December 31, 2009 and 2008.

New Accounting Standards Adopted — In April 2009, the FASB issued guidance related to disclosures on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and for disclosures on identifying transactions that are not orderly. The guidance expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued guidance related to fair value measurements and disclosures for investments in certain entities that calculate net asset value per share. The guidance expanded the disclosure about the nature and risks of investments within its scope and permits, as a practical, an entity holding investments in certain entities that calculate net asset value per share (“NAV”) or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV or its equivalent without adjustment. Disclosures are required to include the nature of any restrictions on a participant’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan adopted this guidance during the year ended December 31, 2009. Such adoption did not have a material impact on the Plan’s fair value determination and disclosure of applicable investments. In addition, the adoption of this guidance did not have an effect on the Plan’s financial statements.

New Accounting Standard to Be Adopted —In January 2010, the FASB issued guidance related to fair value measurements and disclosures adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact this guidance will have on its financial statements.

Subsequent Events — Management has evaluated subsequent events occurring between December 31, 2009 and the date the financial statements were issued, and there are none to report.

Fair Value Measurements — FASB ASC No. 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC No. 820 are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008:

	Assets Measured at Fair Value at December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Money market	$1,440,391	$—	$—	$1,440,391
Domestic growth	570,391	—	—	570,391
Domestic value	342,460	—	—	342,460
Domestic balance	2,101	—	—	2,101
Domestic fixed income	512,346	—	—	512,346
International equity	2,653	—	—	2,653
Common stock	1,205,484	—	—	1,205,484
Time deposits	38,418	—	—	38,418

Total	$4,114,244	$—	$—	$4,114,244

	Assets Measured at Fair Value at December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$2,361,212	$—	$—	$2,361,212
Common stock	726,978	—	—	726,978
Time deposits	13,041	—	—	13,041

Total	$3,101,231	$—	$—	$3,101,231

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Microsoft Corporation common stock	$1,205,484	$726,978
Fidelity Advisor Growth Fund	561,744	414,187
Vanguard Windsor II Fund	268,560	187,591
Mutual Discovery A Fund	221,273	168,442
PIMCO Total Return Adm. Fund	243,786	203,770
Federated Trust U.S. Treasury Obligations Fund	1,440,391	1,309,337

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Microsoft Corporation common stock	$431,650
Fidelity Advisor Growth Fund	120,638
Vanguard Windsor II Fund	50,195
Columbia Small Cap A Fund	29,121
Mutual Discovery A Fund	34,968
PIMCO Total Return Adm. Fund	13,724
MFS Research International Equity A Fund	287
T Rowe Price 2050 Retirement Fund	38
T Rowe Price 2040 Retirement Fund	723
T Rowe Price 2030 Retirement Fund	247
T Rowe Price 2020 Retirement Fund	20
T Rowe Price 2010 Retirement Fund	390

Net appreciation in fair value of investments	$682,001

4.	RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Plan’s Sponsor on behalf of the Plan. The amount paid by the Sponsor on behalf of the Plan for the year ended December 31, 2009, amounted to approximately $32,000.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2009 and 2008, the Plan held 39,550 and 37,396 shares, respectively, of common stock of Microsoft Corporation, the parent company of the Sponsor, with a cost basis of $1,034,765 and $1,007,795, respectively. During the year ended December 31, 2009, the Plan recorded dividend income of $20,128 from Microsoft Corporation. In addition, the Plan has an interest bearing deposit with Banco Popular de Puerto Rico, the trustee for the Plan.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in

ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.	TAX STATUS

The Plan constitutes a qualified plan, exempt from income taxes under Puerto Rico income tax laws. The Plan has been amended since receiving its determination letter; however, the Sponsor and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Treasury Department and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
*	Microsoft Corporation	Common stock	**		$1,205,484
	Fidelity Advisor Growth Fund	Registered Investment Company	**		561,744
	Vanguard Windsor II Fund	Registered Investment Company	**		268,560
	Columbia Small Cap A Fund	Registered Investment Company	**		121,187
	Mutual Discovery A Fund	Registered Investment Company	**		221,273
	PIMCO Total Return Adm. Fund	Registered Investment Company	**		243,786
	MFS Research International A
	Equity Fund	Registered Investment Company	**		2,653
	T Rowe Price 2050 Retirement Fund	Registered Investment Company	**		1,088
	T Rowe Price 2040 Retirement Fund	Registered Investment Company	**		5,019
	T Rowe Price 2030 Retirement Fund	Registered Investment Company	**		2,474
	T Rowe Price 2020 Retirement Fund	Registered Investment Company	**		66
	T Rowe Price 2010 Retirement Fund	Registered Investment Company	**		2,101
	Federated Trust U.S. Treasury
	Obligations Fund	Registered Investment Company	**		1,440,391
*	Banco Popular de Puerto Rico	Time deposits, bearing interest at
		0.233% at December 31, 2009	*	*	38,418

	Total				$4,114,244

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
SINGLE TRANSACTIONS
None
SERIES IN SAME SECURITY
Federated Trust U.S. Treasury Obligations Fund	Registered Investment Company	$343,423	$—	$343,423	$343,423	$—
Federated Trust U.S. Treasury Obligations Fund	Registered Investment Company	—	(212,318)	(212,318)	(212,318)	—
Banco Popular *	Time Deposits	867,195	—	867,195	867,195	—
Banco Popular *	Time Deposits	—	(841,819)	(841,819)	(841,819)	—

*	Party-in-interest.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-109185 on Form S-8 of our report dated June 29, 2010, relating to the financial statements and supplemental schedules of Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan appearing in this Annual Report on Form 11-K of Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan for the year ended December 31, 2009.

/s/ DELOITTE & TOUCHE LLP

San Juan, Puerto Rico

June 29, 2010

Stamp No.

affixed to original.